UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF JUNE, 2011

COMMISSION FILE NUMBER:  000-52136

HELLENIC SOLUTIONS CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

c/o D. Goulielmos & Partners Law Offices 38, Skoufa Str. 106 72 Athens, Greece
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

On June 16, 2011, Hellenic Solutions Corporation (the “Company” or “us”) held a special general meeting of its shareholders.  All resolutions proposed at the special general meeting were duly adopted.   Specifically, the shareholders of the Company passed resolutions approving:

•
The ratification of the actions of the Company’s board of directors (the “Board”) to (i) remove Messrs. Stavros Ch. Mesazos and Konstantinos Moschopoulos as directors from the Board due to their perceived contribution to the Company’s current financial difficulties, which removal was ratified by the Board on April 29, 2011; (ii) reduce the size of the Board from five (5) members to three (3) members; and (iii) ratify the continued service of Messrs. Clancy, Vassilikos, and Krikis as members of the Board.

•	The removal of each of Messrs. Mesazos and Moschopoulos as directors of the Board with effect from April 14, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELLENIC SOLUTIONS CORPORATION (Registrant)

By:	/s/ Sofia Douskali
Name:	Sofia Douskali
Title:	Chief Financial Officer

Date:  September 15, 2011